April 8, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit H of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BZX Exchange, Inc. (collectively, the "Exchange").

For Exhibit H, the Exchange is filing an amendment to reflect an update to the existing Exchange-Traded Fund Shares Listing Applications. Additional representations have been added, along with formatting changes and general clean up.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit H of the Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00pm on 04/08/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **04/08/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

26000150

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe BZX Exchange, Inc (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/08/26 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) [signature executed at 12:00pm on 04/08/26 Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 8th day of April (Month) 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

Cboe

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange-Traded Fund Shares and Class ETF Shares

To list "Exchange-Traded Fund Shares" and "Class ETF Shares" on Cboe BZX Exchange, Inc. (the "Exchange"), a company must complete and submit materials to List@cboe.com or upload through the Cboe Issuer Portal.

In conjunction with submission of the application, please also enclose a document evidencing the signatory of the listing application is an authorized officer of the Company.

All application materials sent to the Exchange will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation as deemed necessary to determine compliance with Exchange listing requirements.

If you have questions on completing the Listing Application and Related Forms, you may direct them to List@cboe.com.

Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Central Index Key Number (CIK):	
ADVISOR INFORMATION	
Advisor Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SUB - ADVISOR INFORMATION	
Advisor Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:

SECURITY INFORMATION Multiple securities may be included within this section (attach separate document if necessary).	
Name of Security:	
Ticker Symbol:	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ____________ Current ticker symbol: _______ ☐ Other (please specify):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange:	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? ☐ Yes ☐ No	

Cboe BZX Exchange, Inc.
Corporate Governance Certification Form

COMPANY INFORMATION
Company Name:

Each Company listed on the Exchange must comply with certain corporate governance requirements, as described in Exchange Rule 14.10.

Notification of Noncompliance – Rule 14.10(g): I hereby certify that the Company will provide the Exchange with prompt notification after an Executive Officer of the Company becomes aware of any noncompliance by the Company with the requirements of Rule 14.10.

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

Compensation Recovery Policy – Rule 14.10(k): **I hereby certify that the Company has:**

(i) **adopted a compensation recovery policy as required by Rule 14.10(k)(1);**
(ii) **will comply with its recovery policy for all incentive-based compensation received by executive officers; and**
(iii) **will provide the disclosures required by Rule 14.10(k)(2) and in the applicable Commission filings.**

Exemption:
Management Investment Companies are excluded from Rule 14.10(k) if they have not awarded Incentive-based Compensation to any Executive Officer of the Company in any of the last three fiscal years, or in the case of a Company that has been listed for less than three fiscal years, since the listing of the Company, and is exempt from the compensation recovery policy requirements pursuant to Exchange Rule 14.10(e)(1)(E)(iv).

Exemptions – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue ETF Shares or Class ETF Shares, as defined in Rules 14.11(l) and 14.11(n), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)
(ii) Audit Committees – Rule 14.10(c)(3)
(iii) Compensation Committees – Rule 14.10(c)(4)
(iv) Director Nominations – Rule 14.10(c)(5)
(v) Code of Conduct – Rule 14.10(d)
(vi) Meetings of Shareholders – Rule 14.10(f)

AUTHORIZATION BY CORPORATE OFFICER I certify that I am an authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein. Please enclose a document evidencing the signatory of the form is an authorized officer of the Company.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Regulatory Proceedings/Litigation

☐ With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

If box is checked, please separately provide an explanation, along with any supporting documentation. The Company should update the Exchange promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to this representation, there is no limit on the time frame covered by the request.

If box is checked, please separately provide an explanation, along with any supporting documentation. The Company should update the Exchange promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolution Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Exchange-Traded Fund Shares [Rule 14.11(l)]

☐ Check here if the Company affirms that it will notify the Exchange of any material issue of non-compliance with any of the requirements of Rule 6c-11 and that the ETF Shares will otherwise comply with the requirements of Rule 6c-11 on an ongoing basis.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a series of ETF Shares to comply with any other continued listing requirements applicable under Rule 14.11(l).

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each series of ETF Shares will be calculated daily and will be made available to all market participants at the same time.

☐ For passively managed ETF Shares, check here if the Company affirms that any advisory committee, supervisory board, or similar entity that advises a Reporting Authority or that makes decisions on the composition, methodology, and related matters of an index underlying a series of ETF Shares, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ To the extent that any entity which is not affiliated with the Company manages an underlying index, attach a letter in which such entity represents that it has established procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ For passively managed ETF Shares, check here if the Company affirms that if an index underlying a series of ETF Shares is maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser shall erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer or fund adviser.

☐ For actively managed ETF Shares, check here if the Company affirms that personnel who make decisions on the portfolio composition must be subject to procedures designed to prevent the use and dissemination of material non-public information regarding the applicable portfolio.

☐ For actively managed ETF Shares, check here if the Company affirms that if the investment adviser to the investment company issuing an actively managed series of ETF Shares is affiliated with a broker-dealer, such investment adviser shall erect and maintain a "fire wall" between the investment adviser and the broker-dealer with respect to access to information concerning the composition and/or changes to such Exchange-Traded Fund's portfolio.

Class ETF Shares [Rule 14.11(n)]

☐ Check here if the Company affirms that the listing application is for an ETF Class of a Multi-Class Fund[1], as defined in Rule 14.11(n)(3)(C), that (i) operates as an exchange-traded fund pursuant to exemptive relief granted by order under the Investment Company Act of 1940 ("Multi-Class Fund Exemptive Relief"), and (ii) is in compliance with applicable Exchange listing requirements.

☐ Check here if the Company affirms that it will notify the Exchange of any material issue of non-compliance with any of the requirements of Rule 6c-11, except as noted in the Multi-Class Fund Exemptive Relief, and that the Class ETF Shares will otherwise comply with the requirements of Rule 6c-11 on an ongoing basis.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a series of Class ETF Shares to comply with any other continued listing requirements applicable under Rule 14.11(n).

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each series of Class ETF Shares will be calculated daily and will be made available to all market participants at the same time.

☐ For passively managed Class ETF Shares, check here if the Company affirms any advisory committee, supervisory board, or similar entity that advises a Reporting Authority or that makes decisions on the composition, methodology, and related matters of an index underlying a Multi-Class Fund, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material, non-public information regarding the applicable index.

☐ To the extent that any entity which is not affiliated with the Company manages an underlying index, attach a letter in which such entity represents that it has established procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

---

[1] The term "Multi-Class Fund" means a registered open-end management company that (i) pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange-traded, and (ii) is in compliance with the conditions and requirements of the Multi-Class Fund Exemptive Relief.

☐ For passively managed Class ETF Shares, check here if the Company affirms that if an index underlying a Multi-Class Fund is maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser shall erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer or fund adviser.

☐ For actively managed Class ETF Shares, check here if the Company affirms personnel who make decisions on the portfolio composition must be subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

☐ For actively managed Class ETF Shares, check here if the Company affirms that if the investment adviser to the investment company issuing an actively managed series of ETF Shares is affiliated with a broker-dealer, such investment adviser shall erect and maintain a "fire wall" between the investment adviser and the broker-dealer with respect to access to information concerning the composition and/or changes to such Exchange-Traded Fund's portfolio.

AFFIRMATION BY CORPORATE OFFICER Please enclose a document evidencing the signatory of the form is an authorized officer of the Company.	
(Name of Individual)	(Title)
(Company Name)	
I certify that I am an authorized officer of the Company. To the best of my knowledge and belief, the information contained in the application is true and correct, as of the date below. I will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER **Please enclose a document evidencing the signatory of the form is an authorized officer of the Company.**	
Signature:	Date:
Name:	Title:

Cboe BZX Exchange, Inc.
Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Registrant are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Registrant Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Registrant's and Licensor's knowledge, any trading symbol requested to be used by Registrant does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Registrant for the limited purpose of identifying Registrant's security in authorized quotation and trading systems and that Registrant and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and

other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to
List@cboe.com

Cboe BZX Exchange, Inc.
Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

- ☐ Issuer description at time of application
- ☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange. We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

Cboe BZX Exchange, Inc.
Electronic Disclosure Submission System Authorized Users

On behalf of ______________________________, I, ___________________________________, do hereby grant the
(Company) *(Name)*
associates identified below access to the Electronic Disclosure Submission System (the "EDSS").

Listing Qualifications will only discuss material non-public information with the individuals named on this form.

The EDSS is a web application which provides issuers with a secure delivery method for material news disclosures sent to Cboe. See the Cboe ETP Listings Compliance Guide for more information. The EDSS may be accessed in the Cboe Issuer Portal by signing in at https://www.cboe.com/account/login/.

Cboe will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to ListingQualifications@cboe.com. If you have any questions, please send your inquiry to this email address.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER Please enclose a document evidencing the signatory of the form is an authorized officer of the Company.	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc.
Issuer Portal – Account Administrators

On behalf of ______________________________________, I, ___________________________________, do hereby
(Firm Name) *(Name)*
designate the following individuals as Issuer Portal Account Administrator for our firm.

The Cboe Issuer Portal is your one-stop destination for various tools, forms, and information related to your listings on Cboe. Access to the Cboe Issuer Portal is found by signing in at Cboe.com.

Account Administrators may add users, edit users, remove users, and reset passwords for their firm.

Please send completed form to ListingQualifications@cboe.com.

Issuer Portal Account Administrators	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER Please enclose a document evidencing the signatory of the form is an authorized officer of the Company.	
Name:	Title:
Signature:	Date:

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange-Traded Fund Shares and Class ETF Shares

To list "Exchange-Traded Fund Shares" and "Class ETF Shares" on Cboe BZX Exchange, Inc. (the "Exchange"), a company must complete and submit materials to List@cboe.com or upload through the Cboe Issuer Portal.

In conjunction with submission of the application, please also enclose a document evidencing the signatory of the listing application is an authorized officer of the Company.

All application materials sent to the Exchange will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation as deemed necessary to determine compliance with Exchange listing requirements.

If you have questions on completing the Listing Application and Related Forms, you may direct them to List@cboe.com.

Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Central Index Key Number (CIK):	

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings
Firm Name:
Billing Mailing Address:
City, State, Zip:

Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:

SECURITY INFORMATION Multiple securities may be included within this section (attach separate document if necessary).	
Name of Security:	
Ticker Symbol:	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ___________ Current ticker symbol: _______ ☐ Other (please specify):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange:	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? ☐ **Yes** ☐ **No**	

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Regulatory Proceedings/Litigation

☐ With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

If box is checked, please separately provide an explanation, along with any supporting documentation. The Company should update the Exchange promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to this representation, there is no limit on the time frame covered by the request.

If box is checked, please separately provide an explanation, along with any supporting documentation. The Company should update the Exchange promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolution Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Exchange-Traded Fund Shares [Rule 14.11(l)]

☐ Check here if the Company affirms that it will notify the Exchange of any material issue of non-compliance with any of the requirements of Rule 6c-11 and that the ETF Shares will otherwise comply with the requirements of Rule 6c-11 on an ongoing basis.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a series of ETF Shares to comply with any other continued listing requirements applicable under Rule 14.11(l).

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each series of ETF Shares will be calculated daily and will be made available to all market participants at the same time.

☐ For passively managed ETF Shares, check here if the Company affirms that any advisory committee, supervisory board, or similar entity that advises a Reporting Authority or that makes decisions on the composition, methodology, and related matters of an index underlying a series of ETF Shares, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index

  ☐ To the extent that any entity which is not affiliated with the Company manages an underlying index, attach a letter in which such entity represents that it has established procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ For passively managed ETF Shares, check here if the Company affirms that if an index underlying a series of ETF Shares is maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser shall erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer or fund adviser.

☐ For actively managed ETF Shares, check here if the Company affirms that personnel who make decisions on the portfolio composition must be subject to procedures designed to prevent the use and dissemination of material non-public information regarding the applicable portfolio.

☐ For actively managed ETF Shares, check here if the Company affirms that if the investment adviser to the investment company issuing an actively managed series of ETF Shares is affiliated with a broker-dealer, such investment adviser shall erect and maintain a "fire wall" between the investment adviser and the broker-dealer with respect to access to information concerning the composition and/or changes to such Exchange-Traded Fund's portfolio.

Class ETF Shares [Rule 14.11(n)]

☐ Check here if the Company affirms that the listing application is for an ETF Class of a Multi-Class Fund[1], as defined in Rule 14.11(n)(3)(C), that (i) operates as an exchange-traded fund pursuant to exemptive relief granted by order under the Investment Company Act of 1940 ("Multi-Class Fund Exemptive Relief"), and (ii) is in compliance with applicable Exchange listing requirements.

☐ Check here if the Company affirms that it will notify the Exchange of any material issue of non-compliance with any of the requirements of Rule 6c-11, except as noted in the Multi-Class Fund Exemptive Relief, and that the Class ETF Shares will otherwise comply with the requirements of Rule 6c-11 on an ongoing basis.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a series of Class ETF Shares to comply with any other continued listing requirements applicable under Rule 14.11(n).

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each series of Class ETF Shares will be calculated daily and will be made available to all market participants at the same time.

☐ For passively managed Class ETF Shares, check here if the Company affirms any advisory committee, supervisory board, or similar entity that advises a Reporting Authority or that makes decisions on the composition, methodology, and related matters of an index underlying a Multi-Class Fund, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material, non-public information regarding the applicable index.

- ☐ To the extent that any entity which is not affiliated with the Company manages an underlying index, attach a letter in which such entity represents that it has established procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ For passively managed Class ETF Shares, check here if the Company affirms that if an index underlying a Multi-Class Fund is maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser shall erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer or fund adviser.

☐ For actively managed Class ETF Shares, check here if the Company affirms personnel who make decisions on the portfolio composition must be subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

☐ For actively managed Class ETF Shares, check here if the Company affirms that if the investment adviser to the investment company issuing an actively managed series of ETF Shares is affiliated with a broker-dealer, such investment adviser shall erect and maintain a "fire wall" between the investment adviser and the broker-dealer with respect to access to information concerning the composition and/or changes to such Exchange-Traded Fund's portfolio.

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[1] The term "Multi-Class Fund" means a registered open-end management company that (i) pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange-traded, and (ii) is in compliance with the conditions and requirements of the Multi-Class Fund Exemptive Relief.

AFFIRMATION BY CORPORATE OFFICER Please enclose a document evidencing the signatory of the form is an authorized officer of the Company.	
(Name of Individual)	(Title)
(Company Name)	
I certify that I am an authorized officer of the Company. To the best of my knowledge and belief, the information contained in the application is true and correct, as of the date below. I will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

